                                                                    EXHIBIT 99.1

[MAGNA LOGO]                                                     [DONNELLY LOGO]

MAGNA INTERNATIONAL INC.                                    DONNELLY CORPORATION
337 Magna Drive                                             49 West Third Street
Aurora, Ontario L4G 7K1                                  Holland, Michigan 49423
Tel: (905) 726-2462                                          Tel: (616) 786-7000
Fax: (905) 726-7164                                          Fax: (616) 786-6034


                               JOINT PRESS RELEASE

          EXCHANGE RATIO DETERMINED IN MAGNA'S ACQUISITION OF DONNELLY
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SEPTEMBER 27, 2002 - AURORA, ONTARIO AND HOLLAND, MICHIGAN......MAGNA
INTERNATIONAL INC. (NYSE: MGA; TSX: MG.A; MG.B) AND DONNELLY CORPORATION
(NYSE: DON) announced today that if the acquisition of Donnelly is completed on October 1, 2002 as planned, the exchange ratio would be fixed at 0.459 of a Magna Class A Subordinate Voting Share for each share of Donnelly common stock. The exchange ratio was determined in accordance with the merger agreement based on a price of U.S. $60.54. per Magna Class A Subordinate Voting Share. This price represents the average of the high and low sales prices for Magna Class A Subordinate Voting Shares for the 20 consecutive trading days beginning on August 30, 2002 and ending on September 27, 2002, the second trading day preceding the expected date of the merger. The merger remains subject to approval by Donnelly's shareholders and the satisfaction or waiver of a number of customary closing conditions.

Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: interior products, including complete seats, instrument and door panel systems and sound insulation, and closure systems through Intier Automotive Inc.; stamped, hydroformed and welded metal parts and assemblies through Cosma International; exterior and interior mirror systems through Magna Mirror Systems; a variety of plastic parts and exterior decorative systems including body panels and fascias through Decoma International Inc.; various engine, transmission, fueling and cooling components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.

Magna has approximately 65,000 employees in 174 manufacturing operations and
43 product development and engineering centers in 19 countries. More information on Magna is available on Magna's website at http://www.magna.com.
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Donnelly is a technology-driven, customer-focused automotive supplier that has been based in Holland, Michigan, since 1905. Through its various product lines, Donnelly serves every major automotive manufacturer in the world. The company has more than 6,000 employees in 14 countries worldwide. Donnelly has been named by the Society of Automotive Engineers as a model company in lean manufacturing practices and has been recognized by Automotive Industries magazine as one of the "Best of the Best" suppliers of mirrors and lighting systems. In addition, Donnelly is nationally recognized as a leader in the application of participative management principles and systems. More information on Donnelly is available on Donnelly's website at http://www.donnelly.com.
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For further information: please contact Louis Tonelli at Magna at (905) 726-7035 or Charles Pear at Donnelly at (616) 786-5712.

INVESTORS ARE URGED TO READ MAGNA'S AND DONNELLY'S PROSPECTUS/PROXY STATEMENT RELATING TO THE TRANSACTION THAT IS CONTAINED IN THE REGISTRATION STATEMENT ON FORM F-4 (NO. 333-96719) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE PROSPECTUS/PROXY STATEMENT WAS MAILED TO DONNELLY'S SHAREHOLDERS OF RECORD AS OF AUGUST 16, 2002; IN ADDITION, INVESTORS CAN GET THE DOCUMENT FOR FREE AT THE COMMISSION'S WEBSITE, http://www.sec.gov, AND FOR FREE FROM MAGNA AND DONNELLY.
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